November 7, 2018

Peter Johnson
Chief Executive Officer
Eagle Bancorp Montana, Inc.
1400 Prospect Avenue
Helena, MT 59601

       Re: Eagle Bancorp Montana, Inc.
           Registration Statement on Form S-4
           Filed November 1, 2018
           File No. 333-228117

Dear Mr. Johnson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services